Lifezone Metals Announces H1 2026 Interim Financial Results

July 29, 2026

New York (USA) – Lifezone Metals Limited's (**NYSE: LZM**) Chief Executive Officer, Chris Showalter and Chief Financial Officer, Ingo Hofmaier, announce the H1 2026 Interim Financial Results, available on Edgar and the Company's website.

Mr. Showalter commented: *"Our relationship with the Government of Tanzania remains central to the Kabanga Nickel Project, and we continued working through the Framework Agreement amendment including direct engagement with H.E. President Samia Suluhu Hassan. At the same time, we moved Kabanga into procurement at scale, releasing roughly $854 million in contracts to market, with pre-FID activities funded by the $21.7 million drawn under the Taurus facility and $25 million equity raise.*

We also opened a new frontier with the Musongati exclusivity agreement in Burundi, and reached a pilot-scale milestone in our PGM Recycling Project, recovering >99% platinum and palladium and targeting >95% rhodium from spent Autocat material."

Financial Summary:

	For the six months ended	
	June 30, 2026 $	June 30, 2025 $
Opening cash	**20,144,250**	**29,283,942**
Cash flow from:		
Operating activities	- 4,288,732	- 6,711,490
Investing activities	- 15,029,662	- 9,827,700
Financing activities	36,423,192	- 286,164
Net increase (decrease) in cash & cash equivalents	**17,104,798**	**- 16,825,354**
Effect of exchange rate changes on cash & cash equivalents	45,248	53,470
Closing cash	**37,294,296**	**12,512,058**

Liquidity :	**June 30, 2026**	**December 31, 2025**
Cash balance	37,294,296	20,144,250
Undrawn balance of senior secured bridge loan facility	18,300,000	40,000,000
Total	**55,594,296**	**60,144,250**

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 1

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 2 • Lifezone Metals reported a cash balance of $37.3 million as of June 30, 2026, compared to $20.1 million as of December 31, 2025. • Cash usage from investing activities during H1 2026 amounted to $15.0 million, with $15.4 million invested in the Kabanga Nickel Project. • Revenue for H1 2026 was $1.7 million compared to $0.3 million during H1 2025, driven by increased third-party technical and laboratory services at Simulus. • As of June 30, 2026, $41.7 million has been drawn from the senior secured bridge loan facility, of which $21.7 million was received during H1 2026, with a further $18.3 million available until November 29, 2026 to progress the Kabanga Nickel Project pre-FID activities, early works, and development activities, and to advance the project financing workstream. • For H1 2026, Lifezone reported a basic and diluted loss per share of $0.08, based on a net loss of $6.9 million attributable to Lifezone shareholders and 86.2 million weighted average ordinary shares outstanding. This compares to basic earnings per share of $0.03 and diluted loss per share of $0.08 during H1 2025. • Net losses for H1 2026 include significant non-cash fair value gains of $7.9 million related to the remeasurement of certain financial instruments compared to gains of $14.1 million during H1 2025. • During the period, Lifezone recognized a fair value gain of $1.5 million on embedded derivatives related to the convertible debentures, $1.1 million gain on warrant liabilities, and $5.3 million gain on the deferred consideration to BHP. These gains were largely attributable to a decline in Lifezone’s share price, which fell from $4.27 as of December 31, 2025, to $3.88 as of June 30, 2026, thereby reducing the fair value of these liabilities. • General and administrative expenses were $10.8 million in H1 2026 compared to $8.0 million in the corresponding period in 2025. The increase in general and administrative expenses is primarily driven by non-cash share-based payment charges of $3.1 million. • On April 23, 2026, Lifezone closed a $25 million registered direct offering and issued 5.7 million ordinary shares at $4.40 per share. The net proceeds were $23.3 million and will be used for exploration activities in Burundi and Tanzania, the PGM Recycling Project, conducting Hydromet research and development at Simulus Laboratory, and for other general corporate and working capital purposes, including financing costs. • On June 29, 2026, Lifezone issued Additional Warrants on the Senior Secured Bridge Loan Facility. The Additional Warrants entitle the holder to acquire up to 500,000 ordinary shares of Lifezone Metals at an exercise price of $6.25 per share and were fair valued at $1.08 million. This amount was recognized as deferred financing costs.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 3 Corporate highlights and key activities during the six months ended June 30, 2026 Kabanga Nickel Project: Financing Workstreams: • Negotiations to amend the Framework Agreement continued with senior members of the Tanzanian government and administration, including a meeting held on June 9, 2026, with H.E. President of Tanzania, Dr Samia Suluhu Hassan, attended by Lifezone Metals' Chairman, Keith Liddell, TNCL CEO, Benedict Busunzu along with the Minister of Minerals, Hon. Anthony Peter Mavunde (MP), and Tanzanian Treasury Registrar, Nehemiah Mchechu. Figure 1: Lifezone Metals' Chairman, Keith Liddell, TNCL CEO, Benedict Busunzu with Tanzanian Treasury Registrar, Nehemiah Mchechu, ahead of meeting with H.E. President of Tanzania, Dr Samia Suluhu Hassan • The negotiations to amend the Framework Agreement have progressed more slowly than expected, and these delays have affected the FID timeline and will have knock-on effects on pre-FID activities and execution timelines. • We now expect FID to take place during Q1 2027, irrespective of all parties having invested significant resources in finding a solution, and the discussions reinforced the Kabanga Nickel Project’s status as a Tanzanian US-linked project of national importance. With

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 4 concerted efforts, this date could be moved forward, but FID could also happen later, depending on the lender's assessment of the amended Framework Agreement. • During the early parts of the first half of 2026, the U.S. Development Finance Corporation completed its due diligence as part of the political risk insurance workstream, with commercial engagements progressing. • Negotiations are in an advanced stage for a potential strategic equity investment into the Kabanga Nickel Project, led by Standard Chartered Bank, with multiple offers received. • The project financing process led by Societe Generale has continued to progress well. Key pathfinders (Development Finance Institutions and Export Credit Agencies) from Africa, Europe, and North America are selected and have provided indications of liquidity following a round of engagements. • Lender due diligence materials are well advanced to launch the final structuring phase of the funding process with the pathfinders following the conclusion of discussions on the amendment of the Framework Agreement. • International insurance brokers are appointed, with the insurance risk assessment and insurance plan advanced to facilitate a global insurance roadshow. Tender documents have been issued to local insurance brokers for their services. • An application has been filed with the European Commission for the Kabanga Nickel Project to be registered as a Strategic Project under the Critical Raw Materials Act. Technical and Operational Progress: • Procurement activities and contract readiness advanced materially, with 59 Expression of Interests for significant packages approved by the Mining Commission. Contracts have been released to market with an approximate value of $854 million, including the EPCM, mining and bulk earthworks tenders. The tenders have seen strong participation from international and Tanzanian contractors, with the bulk of site visits happening in July and August. • Significant scale-up of the Kabanga Nickel Project Integrated Owner's Team, which continued to support project execution and detailed engineering and procurement. The expanded team has a strong track record of delivering greenfield mining developments in Africa and other emerging jurisdictions. • All technical, commercial, and project setup deliverables are tracked through a pre-FID schedule with S-curve reporting. Preferred cost management platform selected, with implementation planning underway. Monthly cost review meetings continued, supporting ongoing monitoring of project capital estimates. • Beyond the Special Mining License, all material permits needed for current activities are in place. Key permits obtained across Q1 and Q2 include the Chemical Registration

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 5 Certificate, Landfill Permit, Kabanga ESMP Update, Sewage Treatment Plan Permit and the EIA for the construction of the 220kV transmission line (received by TANESCO). • Progress is being made on all key permits required for early works activities and ahead of construction, with the Biodiversity Action Plan ("BAP") well advanced. Figure 2: Mining Commission and RMO Team during a Kabanga site visit to inspect TNCL’s Prospective Licenses • Pre-FID site investigations advanced, including geotechnical drilling and completion of LiDAR and topographical surveys to support detailed design and early works planning. Geotechnical works progressed with 194 of 237 test pits completed and 3,300 of 3,743m of drilling undertaken. Vent raise drilling is now complete across the project footprint. Interim geotechnical reporting was adopted to advance North Boxcut and waste rock dump design ahead of final reporting. • Borefield investigations continued, identifying alternative sources for groundwater supply. Water balance alignment workshops completed with the final integrated water balance targeted for Q3. TSF investigations advanced through field testing and geotechnical site investigations. • Progress on the 220kV overhead line continued, including TANESCO engagements on the transmission line, substations and execution approach. LiDAR and topographical surveys were completed for the powerline route, and negotiations with TANESCO remain ongoing for the Implementation Agreement and Power Supply Agreements. • Engagement also continued with TANROADS and local authorities on road access and supporting infrastructure. Southern Access Road hydrology assessments and design updates were completed.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 6 • Upgrades to the existing camps are nearing completion, increasing accommodation capacity and supporting infrastructure to facilitate workforce ramp-up for resettlement, host site construction and broader site construction readiness activities. Figure 3: Project area land clearing • In-country beneficiation activities to define a pathway for in-country downstream beneficiation of Kabanga flotation concentrate continued, including the completion of the product marketing study, with the initiation of the techno-economic trade-off study scoping. Occupational Health and Safety, Environment, Social Performance and Resettlement Progress: • Zero material health, safety, environmental, or security incidents were reported, with +2.9 million hours worked without a lost time injury at the Kabanga Nickel Project. • The Ebola outbreak in DRC and Uganda, declared on May 17, 2026 a public health emergency of international concern, continues to pose a high cross-border risk. However, there are no reported Ebola cases in Tanzania and the project has a Trigger Action Response Plan and Outbreak Control Team in place. • The project commenced with plans to recruit critical roles required ahead of FID, with 209 employees and contractors directly engaged by Kabanga Nickel Project as of the end of June 2026.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 7 • Resettlement Action Plan: 100% of the cash compensation payments were made by the company by the end of 2025; 97% of project affected households have signed their cash compensation agreements and received the monies, while the remainder was deposited into an escrow account for the benefit of the remaining project affected households. • Community stakeholder engagements remained a primary focus, including the community mobile unit meetings, the resettlement working group sessions and the feedback meetings. Two model houses were converted into Community Liaison Offices to expand accessibility of stakeholders to the project team and a project-wide community awareness program commenced providing awareness on relevant topics. Figure 4: TNCL Community Relations team and community members meeting at the newly converted Community Liaison Office in Rwinyana • Additional key resettlement activities continued, including finalization of the updated stakeholder engagement plan, vulnerable peoples plan and external grievance redress mechanism procedure, support with document verification for project affected households; completion of a household wellbeing and livelihood survey, and resettlement site land planning enhancements.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 8 Figure 5: TNCL Community Relations Manager presenting at a feedback meeting in Kahororo • The Memorandum of Understanding for the implementation of 2025/2026 Corporate Social Responsibility plan with the Ngara District Council was signed. Under the plan TNCL will focus on initiatives aimed at supporting the Ngara community in health services (provision of sanitary pads to schools, blood donation drives, and training for community health workers); education (construction of modern sanitation facilities and supply of desks and tables to secondary schools); promotion of sports activities; and agricultural development through the distribution of avocado seedlings to encourage commercial farming. • Continued environmental and social commitments in alignment with national and international standards, including weekly, monthly and quarterly monitoring; nearing completion of additional biodiversity studies and the associated BAP, receiving NEMC approval for the Kabanga ESMP update and continuing with upgrade of the 220kV overhead line ESIA to international standards. • In the first week of June, TNCL celebrated World Environment Day 2026 focused on raising awareness on climate change, promoting environmental stewardship, and encouraging practical climate action among employees, students, academics, and community stakeholders.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 9 Figure 6: TNCL Environment Team celebrating World Environment Day • An ISO-compliant Life Cycle Assessment for the Kabanga Nickel Project was completed, confirming a low climate change emission impact for the production of nickel concentrate, with a separate release planned for Q3 2026. Musongati Nickel Project: • Since March 10, 2026, when Lifezone Metals entered into a 14-month exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project, several senior meetings were held between Lifezone Metals’ geologists and key personnel from the ‘Office Burundais des Mines et Carrières’ ("OBM") and the Government of Burundi. • Lifezone reviewed Musongati drilling data, maps, and earlier studies in the OBM Technical Library, and inspected both the OBM core storage facility containing Musongati drill core and the sample preparation facilities and analytical laboratory. • Desktop studies were followed by two site visits to Bujumbura and one visit to the Musongati Project Area together with senior OBM officials, geologists, and other technical personnel, including the inspection of geology offices, the core shed, other site and camp facilities, and local infrastructure. • Engagements with former project owners and consultants to support the re-establishment of the previous mineral resource last estimated in 2011, in preparation and support of a

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 10 proposed laterite drilling program and ultimate update of the Musongati Project mineral resource also took place. • A proposed, preliminary laterite infill drilling program is currently being developed for the Buhinda and Rubara deposits, and the associated implementation approach, including site establishment, mobilization and demobilization of drill rigs, cost estimate and schedule. PGM Recycling Project: • The first half of 2026 saw the culmination of the PGM Recycling Project batch locked-cycle and pilot test campaign, involving one ton of U.S.-sourced Autocat material, with Lifezone demonstrating the recovery of >99% platinum and palladium, and targeting a >95% recovery for rhodium. Following completion of the pilot test program, an interim study report was completed. • An internal project review was undertaken late during the first half, resulting in several substantive positive techno-economic improvements. These are now being incorporated into the plant design and updates to the feasibility study, targeting an end-of-year completion date. • U.S. site selection work continues, with several potential brownfield locations having already been identified for the commercial facility. Through the remainder of this year, an enhanced value-adding test campaign will run in parallel with ongoing commercial plant design and execution work streams, with project FID now anticipated in early 2027. • Lifezone’s two non-duplicate U.S. Department of Energy funding requests for US$41.5 million made in the first quarter of 2026, with a private cost share of 20%, which remain under review at this stage. Simulus Laboratories: • Continued with pilot testwork and progressed the engineering study for Lifezone Metals’ PGM Recycling Project, successfully producing high-purity platinum, palladium, and rhodium intermediates from spent Autocat material. • Simulus generated $1.67 million in revenue in the first half of this year, a significant increase from the comparable period last year. • Simulus was awarded services under 30 different contracts and by 15 different clients, across both engineering and laboratory service offerings. These contracts spanned a range of commodities including antimony, cobalt, copper, gold, nickel, PGMs, rare earths, scandium, and titanium. • The main new areas of activity over the second quarter of 2026 were in copper and gold consulting (due diligence and independent technical reviews), driven by strong demand from mergers and acquisitions and stock exchange listing activities within the industry.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 11 Minor batch test work programs and/or sample analysis across a range of other commodities were also undertaken. • Business development was a significant focus with numerous testwork (batch and pilot) and feasibility study proposals being issued. Proposals in the pipeline covered alumina, antimony, cobalt, copper, gold, manganese, nickel, radium, rare earths, thorium, and tungsten projects. • Simulus continued to focus on occupational health and safety enhancements during the period, with an update to Simulus' Naturally Occurring Radioactive Material (NORM) Radiation Management Plan undertaken to align with recent regulation updates. NORM training was conducted for laboratory staff and routine occupational work health and safety procedure reviews and updates were completed. Investor Webcast: 29 July 2026 / 10:00 ET | 15:00 BST Chris Showalter, CEO and Ingo Hofmaier, CFO, will be hosting a conference call and Q&A, today. Analysts and investors can register at: Lifezone Metals H1 2026 Interim Financial Results Webcast. Contact Investor Relations Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com If you would like to sign up for Lifezone Metals news alerts, please register here. Social Media LinkedIn | X | YouTube About Lifezone Metals Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest- grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 12 Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals. www.lifezonemetals.com Forward-Looking Statements Certain statements contained herein are not historical facts but may be considered “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the plans, strategies, intentions, objectives, expectations, and future financial and operational performance of Lifezone Metals Limited and its subsidiaries (“Lifezone”). These statements are based on the beliefs and assumptions of management, as well as information currently available to Lifezone. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. Forward-looking statements are inherently subject to significant risks, uncertainties, and assumptions, many of which are beyond our control. Forward-looking statements generally relate to future events or our future financial or operating performance. These statements may be preceded by, followed by, or include words such as “believes,” “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “may,” “might,” “could,” “should,” “would,” “will,” “forecast,” “predict,” “scheduled,” “continue,” “potential,” or similar expressions, although the absence of such words does not mean that a statement is not forward-looking. Forward-looking statements contained or incorporated herein include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone, future opportunities for Lifezone, including the efficacy of the Hydromet Technology and the development of, and processing of mineral resources at (amongst other things), the Kabanga Nickel Project, the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern, and other statements that are not historical facts. These statements are based on Lifezone's management's current expectations and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond Lifezone's control. These statements are subject to a number of risks and uncertainties regarding Lifezone's business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, and business conditions, including but not limited to economic and operational disruptions; the development and processing of mineral resources at the Kabanga Nickel Project, the amendment of the Framework Agreement and the agreement and finalization of the joint financial model relating to the Kabanga Nickel Project which will define the equitable sharing of economic benefits with government authorities in Tanzania; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the outcome of any legal proceedings that may be instituted against Lifezone; risks related to the rollout of Lifezone's business, the efficacy of the Hydromet Technology, and

LZM H1 2026 INTERIM FINANCIAL RESULTS 2026 07 29 13 the timing of expected business milestones; the acquisition, maintenance, and protection of intellectual property; the ability of Lifezone to achieve projections and anticipate uncertainties relating to its business, operations, and financial performance, including expectations with respect to financial and business performance, future operating results, financial projections, and business metrics; expectations regarding product and technology development and pipeline, market size, and the competitive landscape; the ability to develop, design, and sell differentiated products and services; expectations regarding future acquisitions, partnerships, or other relationships with third parties; upgrading, maintaining, and securing information technology systems; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; maintaining the listing of its securities on the New York Stock Exchange; complying with applicable laws and regulations, including privacy regulation; anticipating the impact of, and responding to, new accounting standards; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); and dealing effectively with litigation, complaints, and/or adverse publicity. Forward-looking statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied by the forward-looking statements due to various risks and uncertainties. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the parties assess the impact of all such risk factors on us, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could also affect our actual results and outcomes. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Lifezone undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Accordingly, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date herein. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by applicable law. Accordingly, you should not place undue reliance on these forward-looking statements.